

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

L. Stephen Smith
Chief Executive Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, California 94597

> Re: **The PMI Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed April 12, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-13664**

Dear Mr. Smith:

We have reviewed your January 31, 2011 response to our December 30, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis
Conditions and Trends Affecting our Business, page 74

1. Refer to your response to prior comment two and your proposed disclosure included on page 23 of your response. Please revise your disclosure to address the timing of your rescission reconsideration process and arbitration process, and discuss whether there are any time constraints on the insured in filing a lawsuit or requesting an arbitration proceeding.

Critical Accounting Estimates
Reserves for Losses and LAE
U.S. Mortgage Insurance Operations, page 113

2. Refer to your response to prior comment five. On page 13 of your response, you state that your loss reserve methodology, consistent with industry practice, is based on ASC Topic 944. Please tell us how you considered ASC 450-20 and whether your estimate of loss reserves complies with that standard.

3. Refer to your response to prior comment five and your proposed disclosure on page 30 of your response. Please revise your disclosure to address the basis for your servicer-related claim denials, including whether you have specific contractual and/or legal rights related to denying claims for servicer negligence, and an explanation of what represents negligent servicing of delinquent loans by servicers. Please identify the key objective evidence that you consider in assessing the likelihood and estimating the impact of servicer-related claim denials on your loss reserves.

4. Refer to your response to prior comment seven and your proposed disclosure included on pages 28 – 30 of your response. Please revise your disclosure to also include the reduction in loss reserves related to rescissions, net of reinstatements, and claim denials, net of reversals, as of December 31, 2009, and separately, disclose the amount of reinstatements and reversals as of December 31, 2009 and 2010.

5. Refer to your response to prior comment seven. Please disclose the change in the current year and prior year reserves for losses and LAE related to rescissions and claim denials for each period presented. If you are unable to quantify this information, please disclose this fact and explain why management is unable to do so.

6. Refer to your response to prior comment seven. A significant amount of changes in reserves related to prior years appear to be related to changes in your key assumptions. Please revise your disclosure to quantify your key assumptions (i.e., cure rates, claim rates, and claim sizes) included in your loss reserve estimation methodology as of the end of each period presented.

Premium Deficiency Analysis, page 122

7. Refer to your response to prior comment eight. If your expected premiums and existing loss reserves are not substantially in excess of expected losses and expenses, when performing your premium deficiency analysis, it appears you have a known uncertainty with regard to your premium deficiency reserve. Please refer to Item 303(a)(3)(ii) and revise your disclosure to address the following:
    - The premium excess in dollar or percentage terms as of the date of the most recent premium deficiency analysis;
    - The degree of uncertainty associated with the key assumptions. Your discussion regarding the uncertainty should provide specifics to the extent possible (e.g., the

premium deficiency analysis assumes a re-default rate on loan modifications that has been increasing in recent periods due to more recent actual experience); and

- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you believe that you are not at risk of recording a premium deficiency, please revise to disclose this information.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 141

8. Refer to your response to prior comment two and your proposed disclosure included on page 25 of your response. Please revise your disclosure to include the impact of premium refunds on your Consolidated Statements of Operations for the periods presented. Also, disclose if you include an estimate of premium refunds in premiums earned related to premiums received on delinquent loans covering the period after the default date and for the policies you expect to rescind as contemplated in your loss reserve methodology, and if not, tell us your accounting basis for not doing so.

Note 13. Commitments and Contingencies
Legal Proceedings, page 168

9. Refer to your proposed disclosure included on pages 23 and 24 and within paragraphs 10 and 11 on page 29 of your response. You state that with respect to loans as to which you have determined not to reinstate coverage, you do not include a reserve in your IBNR and loss reserves for the possibility that you may be unsuccessful in defending your rescissions in litigation or other dispute resolution. Please revise your disclosure in Note 13 to include all disclosures required by paragraphs 3-5 of ASC 450-20-50. Specifically, address any pending litigation or other ongoing dispute resolution proceedings that are probable of resulting in an adverse development and such proceedings that are reasonably possible of resulting in an adverse development. Please note that ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Also, note that we do not believe that general disclosure indicating that loss reserves will increase if you are unable to defend your rescissions or claim denials in litigation or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Critical Accounting Estimates
Reserves for Losses and LAE
U.S. Mortgage Insurance Operations, page 73

10. Refer to your response to prior comment one. On page 93, you disclose the risk that the re-default rate will be higher than expected and that because re-default rates can be affected by a number of factors (including changes in home values and unemployment rates), you cannot predict what the ultimate re-default rate will be. Please tell us whether you include a re-default assumption within your loss reserve estimate related to loan modifications that you expect will re-default, and if so, please tell us how doing so is consistent with your accounting policy to establish reserves for losses and LAE based upon your estimate of unpaid losses and LAE on reported mortgage loans in default and estimated defaults incurred but not reported to PMI by your customer.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant